Filed Pursuant to Rule 433
Registration No. 333-163672
April 19, 2010

The following information is a Summary of Material Modifications/Notice of changes relating to certain investment options as well as modifications to certain Plan provisions under The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan (“Plan”). More information about each of the investment options offered under the Plan (except for the LNC Stock Fund) can be obtained by logging into your account on the Lincoln Alliance® website at: www.LincolnAlliance.com. To view the Collective Investment Trust Disclosures, click on “Collective Trust Disclosure” under Site Tools on the right side of your Summary of Account Page.  To view a Prospectus, click on “Fund Prospectus,” on the left side of your Summary of Account Page, then click on your applicable plan.  Scroll down to view the investment option prospectus you are interested in viewing.

January 21, 2010:

On January 21, 2010, the Delaware Small Cap Growth Trust (Collective Investment Trust) transitioned to the Focus Growth Team of the Delaware Management Company with Christopher J. Bonavico and Kenneth F. Broad assuming portfolio responsibilities.  Effective March 31, 2010, the name will change to Delaware Smid-Cap Growth Trust, and the investment objective, investment strategies and investment risks will change as follows:

	Before Change	After Change
Name	Delaware Small Cap Growth Trust	Delaware Smid-Cap Growth Trust
Investment Objectives	The Trust seeks capital appreciation by investing primarily in securities of emerging or other growth-oriented companies. The Trust’s benchmark is the Russell 2000® Growth Index.	The Trust seeks long term capital appreciation by investing primarily in common stocks of growth oriented companies The Trust’s benchmark is the Russell 2500® Growth Index.
Investment Strategies
The Trust invests primarily in small companies that the sub-advisor believes offer above-average opportunities for long-term price appreciation because they are poised to benefit from changing and dominant trends within society or the political arena.  The sub-advisor uses a bottom-up approach to stock selection that seeks market leaders, strong product cycles, innovative concepts, and industry trends.  The sub-advisor relies on its own research in choosing securities for the Trust portfolio, reviewing price-to-earnings ratios, estimated growth rates, market capitalization, and cash flows, ultimately investing in: common stocks, American Depository Receipts (ADRs), repurchase agreements, restricted securities, illiquid securities, convertible securities, warrants, preferred stocks, bonds, and lending securities.
The Trust may buy or sell securities on a “when issued” or “delayed delivery” basis, borrow money from banks as a temporary measure for extraordinary or emergency purposes, or to facilitate redemptions, or take temporary defensive positions.

The Trust investment primarily in  stocks of  growth-oriented companies that the sub-advisor believes have long-term capital appreciation potential and expect to grow faster than the U.S. economy.  The sub-advisor generally considers companies that, at the time of purchase, have total market capitalizations within the range of market capitalizations of companies in the Russell 2500® Growth Index.  Under normal circumstances the Trust will invest at least 80% of its net assets in equity securities of small- and mid-capitalization companies (80% Policy).
The sub-advisor uses the bottom up approach, seeking to select securities of companies, the sub-advisor believes have attractive end market potential, dominant business models, and strong cash flow generation that are attractively priced compared to intrinsic value of the securities.  The sub-advisor also considers a company’s operational efficiencies, management’s plans for capital allocation, and the company’s shareholder orientation.  These factors give the sub-advisor insight into the outlook for a company, helping to identify companies poised for free cash flow growth.  The sub-advisor believes that sustainable free cash flow growth, if it occurs, may result in price appreciation for the company’s stock.
The Fund generally holds 25 to 30 stocks, although from time to time it may hold fewer or more names, depending upon the Sub-Advisor’s assessment of the investment opportunities available.  In addition, the Sub-Advisor maintains a diversified portfolio representing a number of different industries.  Such an approach helps to minimize the impact that any one security or industry could have on the Fund if it were to experience a period of slow or declining growth.

	Before Change	After Change
Primary Risks
Company Size Risk,  Industry and Security Risk, Interest Rate Risk, International Risk, Liquidity Risk, Market Risk.  For specific definitions/explanations of these types of risks, please see the disclosure statement for this Trust.  In general, because this Trust expects to invest in the stocks of small and/or medium-sized companies typically involve greater risk, particularly in the short term, than those investing in larger, more established companies.  Foreign investments are subject to risks and not ordinarily associated with domestic investments, such as currency, economic and political risks, and different accounting standards.

Market Risk, Industry/Sector Risk, Small- and Medium-size company risk, International Risk, Futures and Options Risk, Limited Number of Stocks Risk, Liquidity Risk.  For specific definitions/explanations of these types of risks, please see the disclosure statement for this Trust.  In general, because this Trust expects to invest in the stocks of small- and medium-sized companies typically involve greater risk than those of larger companies because of limited financial resources or dependence on narrow product lines.  International investments are subject to risks and not ordinarily associated with domestic investments, such as currency, economic and political risks, and different accounting standards.

Manager
Wilmington Trust Retirement and Institutional Services Company (the “Trustee”), formerly known as AST Capital Trust Company, serves as the Trustee of the Trust and maintains ultimate fiduciary authority over the management of, and investments made, in the Trust.  The Trustee is a wholly owned subsidiary of Wilmington Trust FSB and a Delaware State chartered trust company.  The Trustee has engaged Delaware Investment Advisers, a series of Delaware Management Business Trust, to act as the investment sub-advisor to the Trust.

Wilmington Trust Retirement and Institutional Services Company (the “Trustee”), formerly known as AST Capital Trust Company, serves as the Trustee of the Trust and maintains ultimate fiduciary authority over the management of, and investments made, in the Trust.  The Trustee is a wholly owned subsidiary of Wilmington Trust FSB and a Delaware State chartered trust company.  The Trustee has engaged Delaware Investment Advisers, a series of Delaware Management Business Trust, to act as the investment sub-advisor to the Trust.

Expense	0.80%.	0.80%

You do not need to make any changes to your account as a result of these changes. However, you may wish to review your account to ensure your current investment selections are right for you.

If you wish to review your current allocations or obtain general information about the Plan, visit the Lincoln Alliance® website at www.LincolnAlliance.com, or call the Lincoln Alliance Customer Service Center at 1.800.234.3500.

Modifications to Plan provisions

Rollovers

[Prospectus/SPD page 45, Rollovers - replace the last sentence of second paragraph with the following:]
For distributions made after December 31, 2007 on account of your death, your non-spouse beneficiary may request a direct rollover to an inherited IRA rollover account under the guidelines established by the Internal Revenue Service. For plan years beginning on or after January 1, 2010, distributions made on account of your death to your non-spouse beneficiary are subject to the direct rollover requirements of Code section 401(a)(31), the notice requirements of Code section 402(f) and the mandatory withholding requirements of Code section 3405(c).

[Prospectus/SPD page 45, Rollovers - add the following paragraph to the end:]
Distributions made from the Plan after December 31, 2007 may be rolled over to a Roth IRA if for the taxable year, your individual modified adjusted gross income did not exceed $100,000 or you were married and filed a separate federal income tax return.  For taxable years beginning after 2009, there are no income restrictions in rolling your distribution from the Plan to a Roth IRA.

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All of the internet website addresses are provided for your convenience.  None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer will arrange to send you the prospectus if you request it by calling the Lincoln Alliance Customer Service Center at 1.800.234.3500.